[Letter head of Mitchell Silberberg & Knupp LLP]

November 10, 2006

Via FedEx and EDGAR

Hanna T. Teshome, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UPFC Auto Financing Corporation
Registration Statement on Form S-3
Amendment No. 1
File No. 333-137374
Filed October 17, 2006

Dear Ms. Teshome,

At the request of UPFC Auto Financing Corporation (“UAFC”), the registrant, we are writing to respond to the comments contained in the letter to Ray C. Thousand, President of UAFC, dated October 30, 2006, regarding the referenced registration statement and the other documents incorporated or to be incorporated in that registration statement. This letter amends and revises our previous response letter dated November 3, 2006. For your convenience we have repeated each comment, numbered as in the letter to Mr. Thousand, and followed each comment with the response to that comment.

Registration Statement on Form S-3

Prospectus Supplements

Optional Purchase, page S-49

1.	While we note your response to our prior comment 9, we reissue that comment. It remains unclear how the seller’s right to repurchase automobile contracts as described in the prospectus supplement is consistent with the definition of an asset-backed security. In particular, it does not appear that the activities of the issuing entity are limited to passively owing or holding the pool of assets. Please refer to Item 1101(c)(2)(ii) of

November 10, 2006

Regulation AB and Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

Response: The registrant has decided to eliminate the 2% repurchase right and the S-3 has been revised accordingly.

Please see the revised pages S-4, S-13, S-15, S-39 and S-49 of the prospectus supplement for transactions involving issuances of senior and subordinated classes of notes and the revised pages S-4, S-13, S-14, S-35 and S-45 of the prospectus supplement for transactions involving issuances of notes insured under an unconditional and irrevocable insurance policy.

Base Prospectus

Credit and Cash Flow Enhancement, page 23

2.	You reference guaranteed investment contracts and repurchase obligations in the first paragraph of this section. Please either delete these references or describe these forms of enhancements in accordance with our prior comment 11.

Response: The S-3 was previously revised in response to this comment by Amendment No. 2 to the S-3 which was filed on November 3, 2006. Please see the revised page 23 of the base prospectus.

3.	While we note your revisions in response to our prior comment 12, please further revise your disclosure to delete the last sentence in this section starting with “In addition, if a form of credit enhancement covers more than one series of securities.”

Response: The S-3 was previously revised in response to this comment by Amendment No. 2 to the S-3 which was filed on November 3, 2006. Please see the revised page 25 of the base prospectus.

Concurrently with our delivery of this response letter, UAFC is filing an Amendment Number 3 to its Registration Statement on Form S-3. Enclosed with the hard copy of this letter is a marked copy of Amendment Number 2 to Registration Statement on Form S-3 reflecting the changes noted above.

November 10, 2006

Please let us know at your earliest convenience if you have any further comments. Please give us a call at (310) 312-3738 so that we may discuss with you any concerns which may remain.

Very truly yours,

/s/ Andrew E. Katz
Andrew E. Katz
MITCHELL SILBERBERG & KNUPP LLP

AEK:fcl

Enclosures

Cc:	Ray C. Thousand
Arash A. Khazei